Exhibit 99.3

Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC The undersigned hereby appoints Alexandre Mongeon and Raffi Sossoyan (the "Named Proxies"), and each or either of them, as the true and lawful attorneys of the undersigned, with full power of substitution and revocation, and authorizes them, and each of them, to vote all the shares of capital stock of Vision Marine Technologies Inc. which the undersigned is entitled to vote at said meeting and any adjournment thereof upon the matters specified and upon such other matters as may be properly brought before the meeting or any adjournment thereof, conferring authority upon such true and lawful attorneys to vote in their discretion on such other matters as may properly come before the meeting and revoking any proxy heretofore given. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, SHARES WILL BE VOTED IDENTICAL TO THE BOARD OF DIRECTORS RECOMMENDATION. This proxy, when properly executed, will be voted in the manner directed herein. In their discretion, the Named Proxies are authorized to vote upon such other matters that may properly come before the meeting or any adjournment or postponement thereof. You are encouraged to specify your choice by marking the appropriate box (SEE REVERSE SIDE) but you need not mark any box if you wish to vote in accordance with the Board of Directors’ recommendation. The Named Proxies cannot vote your shares unless you sign (on the reverse side) and return this card. This proxy is being solicited on behalf of the Board of Directors PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Vision Marine Technologies Inc. Annual Meeting of Stockholders For Stockholders of record as of January 5, 2026 Thursday, February 26, 2026 10:00 AM, Eastern Time 1 Place Ville Marie, 39th Floor, Montreal, Quebec, H3B 4M7 P.O. BOX 8016, CARY, NC 27512-9903 Internet: www.proxypush.com/VMAR • Cast your vote online • Have your Proxy Card ready • Follow the simple instructions to record your vote Phone: 1-866-890-6812 • Use any touch-tone telephone • Have your Proxy Card ready • Follow the simple recorded instructions Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid YOUR VOTE IS IMPORTANT! envelope provided PLEASE VOTE BY: 10:00 AM, Eastern Time, February 26, 2026. Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

VISION MARINE TECHNOLOGIES

Vision Marine Technologies Inc. Annual Meeting of Stockholders

Please make your marks like this: ☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE:

FOR ON PROPOSALS 1, 2, 3, 4, 5, 6 AND 7

	PROPOSAL	YOUR VOTE			BOARD OF DIRECTORS RECOMMENDS
1.	To elect the directors of the Corporation for the ensuing year;				
		FOR	AGAINST	ABSTAIN	
	1.01 Alexandre Mongeon	☐	☐	☐	FOR
	1.02 Steve P. Barrenechea	☐	☐	☐	FOR
	1.03 Pierre-Yves Terrisse	☐	☐	☐	FOR
	1.04 Philippe Couillard	☐	☐	☐	FOR
	1.05 Luisa Ingargiola	☐	☐	☐	FOR
		FOR	AGAINST	ABSTAIN	
2.	To appoint M&K CPAs, PLLC as auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the remuneration to be paid to the auditors for the ensuing year;	☐	☐	☐	FOR
3.	To approve the RSU Plan.	☐	☐	☐	FOR
4.	To renew the Stock Option Plan.	☐	☐	☐	FOR
5.	To approve Alexandre Mongeon's Relocation Compensation	☐	☐	☐	FOR
6.	To approve Alexandre Mongeon's Milestones Compensation; and	☐	☐	☐	FOR
7.	To approve Alexandre Mongeon's RSU Compensation.	☐	☐	☐	FOR

☐ **Check here if you would like to attend the meeting in person.**

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) Date

Signature (if held jointly) Date